

January 4, 2013

Via E-mail
Michael W. Kosloske
Chairman, President and Chief Executive Officer
Health Insurance Innovations, Inc.
15438 N. Florida Avenue, Suite 201
Tampa, Florida 33613

> **Re:** **Health Insurance Innovations, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-185596**

Dear Mr. Kosloske:

We have reviewed your registration statement and response letter dated December 20, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1
Overview, page 1

1. We note your response to our prior comment 9. Please revise your disclosure to quantify the "fixed short term durations" for which your STM insurance plans are offered.

2. We have reviewed your response to prior comment 14. It appears that your target market for your STM plans and your ancillary plans exclude individuals with pre-existing conditions. Please revise your last complete paragraph on page 1, to clarify that your target market excludes these individuals, quantified to the extent possible.

Risk Factors
We have identified a material weakness in our internal control over financial…, page 34

3. We note your response to our prior comment 31 where you disclose which accounts were impacted as a result of the material weakness where you did not have effective controls over the design and operation of the financial statement close process. Please expand your disclosure to explain how these accounts were impacted and what affect this had on your financial statements.

The Reorganization of Our Corporate Structure
Overview, page 37

4. In response to prior comment 32, you reference the section entitled "Description of Capital Stock – Voting Rights of Class A Stockholders and Class B Stockholders," however, we have been unable to locate this section in your filing. Please revise your disclosure to clarify the section you are intending to reference. In addition, please expand your disclosure to provide examples of the circumstances in which one class of your common stock would be required to vote separately from the other class of your common stock.

Management's Discussion and Analysis
Liquidity and Capital Resources
Our Indebtedness, page 62

5. We note that December 10, 2012, you signed a commitment letter with SunTrust Bank to supplement the existing bank loan agreement with SunTrust Bank with a new $2,000,000 revolving credit facility. If you expect to enter into this facility prior to effectiveness of this registration statement, please file a copy of the credit facility as an exhibit. Alternatively, please file a copy of the commitment letter as an exhibit.

Cash Flows from Operating Activities, page 62

6. You state the increase in cash provided by operating activities in the nine months ended September 30, 2012 was primarily due to revenue growth. However, the cash flow statement for the nine months ended September 30, 2012 shows an increase of $1.2 million from accounts payable, accrued and deferred expenses. Revise the disclosure to explain the underlying reasons for the increase in accounts payable, accrued and deferred expenses.

Business, page 68

7. We note that you have filed material agreements with the following third parties, but do not disclose the material terms of these agreements in your Business section of your prospectus.

- BimSym eBusiness Solutions, Inc.
- Companion Life Insurance Company
- Starr Indemnity & Liability Company
- United States Fire Insurance Company
- Med-Sense Guaranteed Association

Please expand your disclosure to provide the material terms of each your agreements with these third parties, including the material payment terms, obligations and term and termination provisions.

Our Products, page 73

8. Please expand your disclosure to disclose the percentage of your total revenues that each of your products account for.

Executive Compensation, page 85

9. Please expand your disclosure to include executive compensation disclosure for your named executive officers for the fiscal year ended December 31, 2012.

Relationships and Related Transactions
Proposed Transactions with Health Insurance Innovations, Inc., page 90

10. We note that you reference the description of certain transactions with Mr. Kosloske in the section entitled "The Reorganization of Our Corporate Structure." Please expand your disclosure to provide a brief summary of each of these related party transactions. In addition, please expand your disclosure to disclose Mr. Kosloske's affiliations to your business. See Item 404(a)(1) of Regulation S-K.

11. In response to prior comment 49, you disclose that of the $126,0000 you paid Mr. Kosloske for unreimbursed expenses, $93,000 represented commissions payable to Lori Kosloske. Please expand your disclosure under "Employment Arrangements With Immediate Family Members of Our Executive Officers" on page 91 to disclose the cash compensation paid to Lori Kosloske during 2012. In addition, in your Executive Compensation disclosure, please clarify whether these commissions were part of or in addition to her salary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Deanna Kirkpatrick, Esq.
        Davis Polk & Wardell LLP
        450 Lexington Avenue
        New York, New York 10017